UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------

                           AMENDMENT NO. 2 TO FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                            -------------------------

                            TERMOEMCALI FUNDING CORP.
                               (Name of Applicant)
                 See table below for the Co-Applicant Guarantor

                                275 GROVE STREET
                                   SUITE 2-400
                                NEWTON, MA 02466
                    (Address of Principal Executive Offices)

                            -------------------------
           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

Title of Class                                                           Amount*
--------------                                                           ------

Restructured Senior Secured Notes due 2019....................up to $153,707,880

                            -------------------------

APPROXIMATE DATE OF PROPOSED EXCHANGE:                  SEPTEMBER 9, 2005

NAME AND ADDRESS OF AGENT FOR SERVICE:                  WITH A COPY TO:
-------------------------------------                   --------------

MR. PAUL D. JONES                                       MICHAEL CHERNICK, ESQ.
TERMOEMCALI FUNDING CORP.                               PAUL, HASTINGS, JANOFSKY
c/o OAK POWER SERVICES LLC                              & WALKER LLP
275 GROVE STREET                                        75 EAST 55TH STREET
SUITE 2-400                                             NEW YORK, NEW YORK 10022
NEWTON, MA  02466

* The actual aggregate principal amount of Restructured Senior Secured Notes due 2019 to be issued pursuant to the New Indenture, which is defined below, may be less and will depend upon the aggregate amount of the Company's 10 1/8% Senior Secured Notes due 2014 exchanged in the Exchange, as described in Item 2.

THE OBLIGOR HEREBY AMENDS THIS APPLICATION FOR QUALIFICATION ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL (i) THE 20TH DAY AFTER THE FILING OF AN AMENDMENT WHICH SPECIFICALLY STATES THAT IT SHALL SUPERSEDE THIS AMENDMENT, OR (ii) SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 307(c) OF THE ACT, MAY DETERMINE UPON THE WRITTEN REQUEST OF THE OBLIGOR.

                             Co-Applicant Guarantor
Name                                      Address of Principal Executive Offices
----                                      --------------------------------------
TermoEmcali Leasing, Ltd.,                275 Grove Street, Suite 2-400,
a company limited by shares               Newton, MA 02466
organized under the laws of
the Cayman Islands

                                     GENERAL

ITEM 1. GENERAL INFORMATION

(a) The applicant, TermoEmcali Funding Corp. (the "Company"), is a corporation.

(b)     The Company is incorporated in Delaware.

ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE.

        The Company intends to offer (the "Offer"), upon the terms and subject to the conditions set forth in an Offering Memorandum and Disclosure Statement filed as exhibits hereto, to, among other things, exchange (the "Exchange") up to $144,080,024 principal amount of its outstanding 10 1/8% Senior Secured Notes Due 2014 (the "Notes") for up to $139,552,996 principal amount of its Restructured Senior Secured Notes due 2019 (the "New Notes") plus an aggregate cash payment in an amount up to $4,527,029. In addition, upon the closing of the Exchange, the Company also intends to exchange $14,264,476 principal amount related to certain letters of credit (the "Letters of Credit") for $ 14,154,884 principal amount of the New Notes plus an aggregate cash amount of $109,591.

        In addition to seeking the consummation of the Exchange, the Offering Memorandum and Disclosure Statement seeks the consent of the holders of the Notes to amend, waive or terminate certain agreements or the provisions of those agreements (the "Consents") in order to effect a restructuring of the Company. The Offering Memorandum and Disclosure Statement also seeks the Note holders' approval of the Company's prepackaged plan of bankruptcy (the "Prepackaged Plan"). The Prepackaged Plan consists of a plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code that would effect the same transactions contemplated by the Exchange, except that, under the Prepackaged Plan, all Notes would be extinguished, including those held by holders who did not submit a ballot in connection with the Prepackaged Plan or who submitted a ballot but voted to reject the Prepackaged Plan. Under the Prepackaged Plan, the holders of the Notes will receive New Notes identical to the ones as they would have received through the Exchange.

        In the event that:

               o the holders of less than 94.5% of the aggregate outstanding principal balance of the Notes tender their Notes pursuant to the Exchange and provide their Consents; but

               o the Prepackaged Plan is accepted by the holders of at least 66 2/3% of the aggregate outstanding principal balance of the Notes who vote and who represent at least 50% of the total number of holders of the Notes who vote, then the Company may commence a voluntary case under Chapter 11 of the U.S. Bankruptcy Code for purposes of effectuating the restructuring through the Prepackaged Plan.

        The New Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the "Indenture").

        In the event that the New Notes are issued pursuant to the Exchange, the issuance of New Notes issued to holders of Notes will be made in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") afforded by Section 3(a)(9) thereof, and the New Notes issued in exchange for the Letters of Credit will be issued in reliance on an exemption from the registration requirements of the Securities Act afforded by Section 4(2) thereof.

        In the event that the New Notes are issued pursuant to the Prepackaged Plan, the New Notes will be issued in reliance on the exemption from the registration requirements of the Securities Act afforded by Section 1145 of Title 11 of the United States Code.

        There have not been and there are not to be any sales of New Notes by the Company or by or through an underwriter at or about the same time as the Offer. No cash payment has been made or will be made by any holder of the Notes in connection with the Exchange.

        The Company has engaged Bondholder Communication Group to act as depositary (the "Exchange Agent") in connection with the Offer and the Exchange. The Exchange Agent will not solicit any Exchange of Notes of any holder of the Notes nor make any recommendation to any holder of Notes with respect to the Offer, and no portion of the fee to be paid to the Exchange Agent is contingent on the completion of the Exchange. The Exchange Agent will assist the Company by disseminating the Offer, contacting holders of Notes to inquire whether they have received the Offer, managing a help-line to answer requests for assistance with respect to the Offer (with answers limited to the information contained in the Offer), tracking participation in the Offer, distributing notices in connection with the Offer and reviewing documentation submitted by tendering holders of Notes in the Exchange to determine compliance with the requirements of the Offer. The Exchange Agent will be paid a fee of $65,000 and will be reimbursed for out-of-pocket expenses and paid at standard hourly rates for tracking participation and distributing notices. Other than such fees, there has been and will be no consideration that has been or is to be given, directly or indirectly, to any person in connection with the Offer. The Company will not, directly or indirectly, pay or give any commission or other remuneration to any broker, dealer, salesperson or other person for soliciting the tender of Notes in connection with the Offer.

                                  AFFILIATIONS

ITEM 3. AFFILIATES

        The Company does not have any subsidiaries. The Company is a wholly-owned subsidiary of TermoEmcali Leasing, Ltd.

        The Company's director and executive officer may be deemed to be "affiliates" of the Company. See Item 4 "Directors and Executive Officers" for a list of the Company's directors and executive officers, which is incorporated herein by reference.

                             MANAGEMENT AND CONTROL

ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS

        Set forth below are the names, complete mailing addresses and all offices of all directors and executive officers of the Company and all persons chosen to become directors or executive officers.



          NAME                         ADDRESS                       OFFICE
          ----                         -------                       ------

      Paul D. Jones         275 Grove Street, Suite 2-400          President
                                  Newton, MA 02466

   Richard S. Menniti       275 Grove Street, Suite 2-400        Sole Director
                                  Newton, MA 02466

ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES

        The following sets forth information as to each person owning 10 percent or more of the voting securities of the applicant as of August 11, 2005.

                                                                  Percentage of
    Names and Complete       Title of Class                    Voting Securities
     Mailing Address             Owned         Amount Owned          Owned
     ---------------             -----         ------------          -----
TermoEmcali Leasing, Ltd.     Common stock      100 shares            100%

                                  UNDERWRITERS

ITEM 6. UNDERWRITERS

(a) No person, within three years of the date hereof, acted as an underwriter of any of the securities of the Company that are outstanding on the date hereof.

(b) The securities proposed to be offered will be exchanged with existing security holders without the assistance of any underwriter.



                               CAPITAL SECURITIES

ITEM 7. CAPITALIZATION

        Set forth below is certain information as to each authorized class of securities of the applicant as of August 11, 2005.

            Title of Class                       Amount Authorized        Amount Outstanding
            --------------                       -----------------        ------------------
             Common Stock                           100 shares                100 Shares
10 1/8% Senior Secured Notes due 2014 (a)          $165,000,000              $144,080,024
                                                                          (principal amount)

(a) The 10 1/8% Senior Secured Notes due 2014 do not have voting rights other than with respect to amendments to certain provisions of the indenture governing the 10 1/8% Senior Secured Notes due 2014 affecting the rights of Note holders.


                              INDENTURE SECURITIES

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS

        The New Notes will be subject to the Indenture. The following is a general description of certain provisions of the Indenture filed as an exhibit hereto. The description is qualified in its entirety by reference to the Indenture. Capitalized terms used below and not defined herein shall have the meanings ascribed to them in the Indenture.

(a) Events of Default; Withholding of Notice

        The occurrence of an Event of Default under the Common Agreement shall constitute an Event of Default under the Indenture.

        Upon the occurrence of an Event of Default as specified in Section 6.1
(f) or (g) of the Common Agreement, all interest and principal on the New Notes outstanding shall become automatically due and payable.

Subject to the paragraph next following this paragraph, in the case of Events of Default described in paragraph Section 6.1(a) of the Common Agreement, there shall be an acceleration of all interest and principal due on the New Notes upon the direction of the Trustee, if the Trustee determines such acceleration is necessary to protect the interests of the Noteholders. In the case of Events of Default under (i) Section 6.1(a) of the Common Agreement, subject to the paragraph next following this paragraph, upon the direction of the Noteholders of not less than 25% in aggregate principal amount of the outstanding amount of the New Notes, or (ii) Sections 6.1(b), (c), (d), (e), (h), (i), (j), (k), (l),
(m), (n), (o) or (p) of the Common Agreement, upon the direction of the holders of not less than 33 1/3% in aggregate principal amount of the outstanding New Notes, by notice from the Trustee to Funding Corp. and the Collateral Agent (a "Notice of Acceleration"), there shall be an acceleration of all interest and principal due on the New Notes.

        In the event that the Company fails to pay any principal of or interest on, or any other amounts due in respect of, the New Notes or the Notes which remain outstanding after the Closing Date within five (5) Business Days of when the same becomes due, the Trustee shall, and each of the Holders hereby authorizes and directs the Trustee to, (i) direct the Collateral Agent to make a claim for payment under the Emcali Guarantees in respect of the TermoEmcali I S.C.A. E.S.P.'s failure to make the required payments under the Company Loan Agreement and the Lease which correspond with the Company's failure to pay such principal, interest or other amounts, all in order to afford Emcali E.I.C.E. E.S.P. the opportunity to cure such Default; and (ii) delay the Trustee's delivery of a Notice of Acceleration in respect of an Event of Default described in Section 6.1(a) of the Common Agreement until the later of (x) five (5) Business Days after the Collateral Agent makes a claim for payment under the Emcali Guarantees (unless Emcali E.I.C.E. E.S.P. has cured the corresponding Default prior to such date) or (y) receipt of direction from the Holders of not less than 25% in aggregate principal amount of the Outstanding New Notes as described in clause (i) above.

        If an Event of Default occurs and is continuing and is known to the Trustee, the Trustee shall mail to each Holder a notice of the Event of Default within thirty (30) days after the occurrence thereof. Except in the case of an Event of Default in payment of principal of or interest on any New Note, the Trustee may withhold the notice to the Holders if a committee of its Responsible Officers in good faith determines that withholding the notice is in the interest of Holders.

(b) Authentication and Delivery of the New Notes; Use of Proceeds

        The New Notes will be executed, either manually or by facsimile, on behalf of the Company by its president or secretary. The New Notes will not be valid until authenticated until a Responsible Officer or Authorized Officer of the Trustee manually executes the New Notes. The signature of a Responsible Officer or Authorized Officer of the Trustee on the New Notes shall be conclusive evidence that the New Notes have been authenticated under the Indenture.

        The New Notes are being offered in exchange for the Notes. Consequently, the Company will not receive any proceeds from the issuance of the New Notes.

(c)     Release or Substitution of Property

        Indenture Collateral may be released from the Lien and security interest created under the Indenture or by the Security Documents at any time or from time to time in accordance with the provisions of the Security Documents or as provided in the Indenture. In addition, upon the Company's request pursuant to an Officer's Certificate certifying that all conditions precedent under the Indenture and under the other Financing Documents have been met, the Collateral Agent will release Indenture Collateral that is sold, conveyed or disposed of in compliance with the provisions of the Indenture and under the other Financing Documents. Upon receipt of such Officer's Certificate the Collateral Agent shall execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release to evidence the release of any Indenture Collateral permitted to be released pursuant to the Indenture or the other Financing Documents.

        Prior to each proposed release of Indenture Collateral pursuant to the Financing Documents, the Company must furnish to the Trustee and the Collateral
Agent:

        (1)     all documents required by TIA Section 314(d); and

        (2) an Opinion of Counsel to the effect that such accompanying documents constitute all documents required by TIA Section 314(d).

        At any time when a Default or Event of Default has occurred and is continuing and the maturity of the New Notes has been accelerated (whether by declaration or otherwise) and the Trustee has delivered a notice of acceleration to the Collateral Agent, no release of Indenture Collateral pursuant to the provisions of the Security Documents will be effective as against the Holders of New Notes.

        Upon the payment in full of all of the Company's obligations under the Indenture and the New Notes, the Trustee will, at the request of the Company, deliver a certificate to the Collateral Agent stating that all such obligations have been paid in full, and instruct the Collateral Agent to release the Liens pursuant to the Indenture and the Security Documents.

(d)     Satisfaction and Discharge

        The Company may terminate the Indenture by delivering all outstanding New Notes to the Trustee for cancellation and by paying all sums payable under the Indenture and delivering an Officer's Certificate and an Opinion of Counsel stating that all conditions precedent for the satisfaction and discharge of the Indenture have been satisfied.

        In addition to the foregoing, the New Notes of any series shall, prior to the Stated Maturity thereof, be deemed to be paid, and the indebtedness of the Company shall be deemed to be satisfied and discharged, at any time all the conditions set forth below have been satisfied.

     (1) The Company shall have irrevocably deposited with the Trustee, in trust, monies or Permitted Investments in an amount which shall be sufficient to pay when due the principal of and premium, if any, and interest due and to become due on the New Notes of such series on or prior to the Stated Maturity of the final installments of principal thereof or upon redemption or prepayment;

     (2) The Company shall have delivered to the Trustee, a company order of the Company stating that monies deposited with the Trustee or in Permitted Investments shall be held by the Trustee, in trust, as provided in the Indenture;

     (3) in the case of redemption or prepayment of the New Notes, the notice requisite to the validity of such redemption or prepayment shall have been given, or irrevocable authority shall have been given by the Company to the Trustee to give such notice; and

     (4) The Company shall have delivered to the Trustee an Opinion of Counsel to the effect that as a result of a change in Law after the date of the Indenture such satisfaction and discharge of the indebtedness of the Company with respect to the New Notes shall not be deemed to be, or result in, a taxable event with respect to the Holders of the New Notes for purposes of federal income taxation unless the Trustee shall have received documentary evidence that each holder of the New Notes either is not subject to, or is exempt from, United States federal income taxation.

(e)  Statement as to Compliance

        The Company must furnish to the Trustee, within 120 days after the end of each of the Company's fiscal years, an Officer's Certificate stating whether or not to such person's knowledge the Company, as of the date of the Officer's Certificate and during the preceding fiscal year, is or was in compliance with all conditions and covenants under the Indenture (such compliance to be determined without regard to any period of grace or other requirement of notice provided under the Indenture). If the Company was not in compliance with all of the conditions and covenants under the Indenture during the preceding fiscal year or such non-compliance exists as of the date of such Officer's Certificate, the Officer's Certificate must describe all such non-compliance and what action the Company is taking or proposes to take with respect thereto.

               In addition, upon any Authorized Officer becoming aware of any the Company's non-compliance with the conditions and covenants under the Indenture, the Company must deliver to the Trustee an Officer's Certificate specifying such non-compliance and what action the Company is taking or proposes to take with respect thereto.

ITEM 9. OTHER OBLIGORS

        The performance of the New Notes and the Indenture by the Company will be guaranteed by TermoEmcali Leasing, Ltd., 275 Grove Street, Suite 2-400, Newton, MA 02466.

                    CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a)     pages numbered 1 to 7, consecutively;

(b) the statement of eligibility and qualification on Form T-1 of Deutsche Bank Trust Company Americas under the indenture to be qualified; and

(c) the following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee.

Exhibit T3A.1*                   Amended and Restated Certificate of Incorporation of
                                 TermoEmcali Funding Corp.

Exhibit T3A.2*                   Articles of Association of TermoEmcali Leasing, Ltd.

Exhibit T3A.3*                   Memorandum of Association of TermoEmcali Leasing, Ltd.

Exhibit T3B.1*                   Bylaws of TermoEmcali Funding Corp.

Exhibit T3C.1*                   Form of the Indenture between the Company and Deutsche
                                 Bank Trust Company Americas.

Exhibit T3E.1*                   Form of Offering Memorandum and Disclosure Statement.

Exhibit T3E.1A**                 Supplement dated September 1, 2005 to Offering
                                 Memorandum and Disclosure Statement.

Exhibit T3E.2*                   Form of Prepackaged Plan of Reorganization.

Exhibit T3E.3*                   Form of Master Ballot.

Exhibit T3E.4*                   Form of Beneficial Ballot.

Exhibit T3F*                     Cross reference sheet showing the location in the
                                 Indenture of the provisions inserted therein pursuant
                                 to Sections 310 through 318(a), inclusive, of the Trust
                                 Indenture Act of 1939.

Exhibit T3G*                     Statement of Eligibility on Form T-1 under the Trustee
                                 Indenture Act of 1939.


* Previously filed.
**Filed herewith.

                                    SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, TermoEmcali Funding Corp., a corporation organized and existing under the laws of Delaware, and the co-applicant, TermoEmcali Leasing, Ltd, a company limited by shares organized and existing under the laws of the Cayman Islands, have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and their seals to be hereunto affixed and attached, all in the city of San Francisco, and State of California, on the 6th day of September, 2005.


                                         TERMOEMCALI FUNDING CORP.
                                         TERMOEMCALI LEASING, LTD.

(SEAL)                                   By    /s/ Paul D. Jones
                                               ---------------------------------
                                               Name: Paul D. Jones
                                               Title: President




Attest:/s/ Leona B. Russ
       -------------------------------
       Name:  Leona B. Russ

                  OFFERING MEMORANDUM AND DISCLOSURE STATEMENT

                            TERMOEMCALI FUNDING CORP.

    Offer To Exchange All Outstanding 10(1)/8% Senior Secured Notes Due 2014
                       For Senior Secured Notes Due 2019,
                            Consent Solicitation, And
       Solicitation Of Acceptance Of A Prepackaged Plan Of Reorganization

       ------------------------------- ---------------------------------
                   CUSIPs                           ISINs
       ------------------------------- ---------------------------------
                 880880AA7                       US880880AA73
       ------------------------------- ---------------------------------
                 U8813NAA4                       USU8813NAA47
       ------------------------------- ---------------------------------


                       Supplement Dated September 1, 2005
    To The Offering Memorandum And Disclosure Statement Dated August 11, 2005

        This Supplement provides additional information with respect to the opportunity for prepayments of principal on the Restructuring Senior Secured Notes.

        The Offering Memorandum and Disclosure Statement discusses, in a number of places (see, e.g., pages i, vii, 2, 3, 12, 14, 20,89-90, and 100-01), the opportunity for the holders of Restructured Senior Secured Notes to receive prepayments of principal when Emcali prepays the Tranche E Notes from its excess cash. Based on information provided during a meeting of the executive committee of Emcali's creditors, the amount of prepayment of the Tranche E Notes applicable to the excess cash of Emcali at June 30, 2005 has now been determined to be approximately Ps. 13,989,528,713 (or approximately $6.07 million at the June 30, 2005 exchange rate), which is to be deposited into the Exclusive Sub-Account for payment to the holders of the Restructured Senior Secured Notes if the restructuring of TermoEmcali is effective on or before October 31, 2005 (See "RISK FACTORS - Risks if the Exchange Offer is Not Completed"). A determination has not yet been made about whether any such prepayment would be applied in inverse order of maturity.